PRESS RELEASE

Klondex Mines Reports Third Quarter 2014 Operations Results

Vancouver, BC – October 20, 2014 - Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) is pleased to report preliminary selected operational results for the Company’s third quarter ended September 30, 2014.

	1Q 2014	2Q 2014	3Q 2014	Total YTD

Underground Operations
Tons Mined	22,370	54,659	54,842	131,871

Processing
Tons Milled	21,727	46,047	54,743	122,517
Au Grade OPT	0.541	0.382	0.637	0.524
Ag Grade OPT	7.73	7.38	6.95	7.25
Au Ounces Recovered	13,545	17,093	33,339	63,977
Ag Ounces Recovered	158,372	325,018	364,404	847,794
Au Equivalent Ounces Recovered	16,052	22,239	38,552	76,843
AuEq is calculated using the monetized silver to gold ratio	63.15:1	63.15:1	69.9:1
Au Ounces Sold	3,369	20,293	23,342	47,004
Ag Ounces Sold	58,053	343,025	315,504	716,582
Au Equivalent Ounces Sold	4,288	25,724	28,337	58,349

Paul Andre Huet, Klondex President and CEO commented, “This past year has been one with important milestones for Klondex as we transform from a development company into a producer. The realized synergies in Nevada are demonstrated in the production results. The mill throughput remained consistent averaging approximately 600 tpd for the quarter with gold and silver recoveries of 94.7% and 95.8%, respectively. Our recovered ounces increased in Q3 due to the processing of multiple zones of very high grade at Fire Creek.

“With these Q3 results we anticipate our recovered ounces for 2014 to be higher than management's previous expectation of 75k to 85k AuEq ounces. At this point, we anticipate our recovered ounces for 2014 to be approximately 95k AuEq. With our strong Q3, and our expected finish to the year, Klondex expects that we can monetize an aggregate of approximately 85k ounces for the 2014 year.

“I’m extremely proud of the efforts put forward by this entire team. The transformation Klondex has undergone this year is remarkable and I look forward to sharing further important updates through the end of 2014.”

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tpd milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted and has been in operations since 1998. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013. All major infrastructure is in place at Fire Creek.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

For More Information
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Tullis,
Manager, Investor Relations
647-233-4348
atullis@klondexmines.com

Mark Odell of Practical Mining LLC is the Independent Qualified Person (Nevada PE 13708 and SME 2402150), who has reviewed and approved the contents of this press release for the purposes of National Instrument 43-101.

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas Mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the prior production decision were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about the timing, extent and success of mining operations and the ability to monetize mineralized material. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com